U.S. Securities and Exchange Commission

                     Washington, D.C. 20549

                           FORM 12b-25

                                        SEC File Number:    0-11551
                                        CUSIP Number:       301607

                   NOTIFICATION OF LATE FILING

                          (Check One):
[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended:             December 31, 1995

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not Applicable

                 PART I - REGISTRANT INFORMATION

Full Name of Registrant:      EXECUTONE Information Systems, Inc.

Former Name if Applicable:

Address of Principal
    Executive Office:  478 Wheelers Farms Road, Milford, CT 06460

                PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[   ]     (a)  The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

[ X ]     (b)  The subject annual report, semi-annual report,
transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]     (c)  The accountant's statement or other exhibit
required by Rule 12b-25(c) has been attached if applicable.




                      PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The SEC Staff reviewed the Company's Form S-3 filed October 24, 1995, its Form 10-K for the fiscal year ended December 31, 1994 and its Forms 10-Q for the periods ended June 30, 1995 and September 30, 1995 and commented in its letter dated November 24, 1995. Due to the nature of the comments, the Company requested the concurrence of the SEC Staff with the responses outlined in its letter to the SEC dated March 15, 1996 before making its filing on Form 10-K for the fiscal year ended December 31, 1995. In addition, it was agreed that amendments required to previously filed documents could be made in the Form 10-K for the fiscal year ended December 31, 1995, in lieu of amending previously filed documents. Based upon conversations with the SEC Staff, the Company anticipated that it would be notified of the Staff's concurrence with its responses, allowing for timely filing of the Form 10-K for the fiscal year ended December 31, 1995. As of the date of this filing on Form 12b-25, the Company has yet to be notified by the SEC of its concurrence with the Company's responses to the comment letter. Therefore, the Company was unable in a timely manner, without unreasonable effort or expense, to file its annual report on Form 10-K for the fiscal year ended December 31, 1995.

                   PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Anthony R. Guarascio                              (203) 882-6260
      (Name)                                    (Telephone Number)


(2)  Have all other periodic reports required under Section 13 or
15(d) of the Securities  Exchange Act of 1934 or Section 30 of
the Investment Company Act of 1940 during the preceding 12
months (or for such shorter period that the registrant was
required to file such reports) been filed?  If answer is no,
identify reports(s).          [X]  Yes  [  ]  No


(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings statements to be
included in the subject report or portion thereof?   [  ] Yes  [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.








                   EXECUTONE Information Systems, Inc.
              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:     March 29, 1996           By:    /s/ Anthony R. Guarascio
                                 Name:    Anthony R. Guarascio
                                Title:    Vice President, Finance and
                                          Chief Financial Officer